Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

Quarters ended	03/31/04	12/31/03	09/30/03	06/30/03	03/31/03
(Canadian $ million, except per share data)			(restated)	(restated)	(restated)
Revenues	48.8	39.9	48.6	50.4	46.8
Gross profit	16.6	14.0	15.7	15.5	18.2
Margin %	34%	35%	32%	31%	39%
Operating contribution (deficiency)	2.6	(0.6)	0.7	(0.3)	2.0
Financial expense	(2.1)	(2.3)	(3.7)	(0.6)	(2.3)
Restructuring and other exceptional items	—	(7.5)	—	(20.6)	—
Pre-tax earnings (loss)	0.5	(10.4)	(3.0)	(21.5)	(0.3)
Income taxes	0.4	(2.8)	(0.8)	(7.1)	(0.1)
Net income (loss)	0.1	(7.6)	(2.2)	(14.4)	(0.2)

Basic and diluted net earnings (loss) ($ per share)	$0.00	$(0.22)	$(0.06)	$(0.42)	$(0.01)
Total assets	323.7	325.1	325.6	319.5	348.4

Long term debt	68.0	67.2	70.4	62.9	68.2
Cash	48.2	52.1	35.6	29.6	32.6

Net debt	19.8	15.1	34.8	33.3	35.6

Shareholders’ equity	222.3	221.5	228.5	229.9	242.6

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at May 5, 2004 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2004 and 2003.

Results of operations

Worldwide drilling activity increased in the first quarter of 2004 compared to 2003, primarily as a result of increased drilling in North America. The average number of active drilling rigs, as reported by Baker Hughes, for the first calendar quarter of the last three years was:

Quarters ended March 31	2004	2003	2002
United States	1,119	901	818
Canada	528	494	383
Latin America (including Mexico)	273	217	225
Europe, Africa and Middle East	338	349	342
Asia Pacific	186	178	165

Worldwide average	2,444	2,139	1,933

Overall, Tesco’s activity levels have responded to this increase in drilling activity, although revenues and margins continue to reflect the substantial change in the Canadian/US dollar exchange rate over the last year. The average rate for the first quarter of this year was 1.32 compared to 1.53 in the first quarter of 2003.

QUARTERS ENDED MARCH 31, 2004 AND 2003

Revenues

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Quarters ended March 31	2004	2003	2002
$000
Portable Top Drives	19,076	21,287	22,741
Casing Drilling™	5,596	5,509	1,559
Casing Running	7,294	5,803	—
Well Control	2,075	1,116	834
Other	33	16	89

	34,074	33,731	25,223

The operation of portable top drives continues to be the dominant source of revenue for the Wellsite Services division. The reduction in revenues from this source compared with Q1 2003 is almost entirely attributable to the change in the Canadian/US dollar exchange rate.

The geographical distribution of top drive operating days and average daily operating rates over the first calendar quarter of the last three years are as follows:

Quarters ended
March 31	2004		2003		2002
Region	Days	%	Days	%	Days	%
United States	1,485	28	1,231	23	1,673	32
Canada	1,400	27	1,425	27	1,193	23
S. America	657	13	487	9	769	15
Mexico	542	10	1,095	21	843	16
Asia/Pacific	900	17	554	11	473	9
Europe, Africa, Middle East	240	5	453	9	248	5

	5,224		5,245		5,199

Average daily operating rates	3,652		4,059		4,374

Casing Drilling™ activity levels were comparable in Q1 2004 with Q1 2003. All three of the Corporation’s Genesis rigs were at work in South Texas. Revenues from Casing Drilling™ were also maintained at comparable levels despite the US dollar devaluation as one of the rigs operated during the quarter under a new contract with improved pricing.

Casing Running revenue was $7.3 million, an increase of $1.5 million (26%) over the comparable quarter last year. Approximately $0.7 million of this increase is from the operation of Tesco’s proprietary Casing Running System (“CRS”), with the balance being contributed by the traditional Bo Gray casing running business. CRS revenue of $1.0 million for the quarter represents an increase of $0.4 million (67%) sequentially from the immediately preceding quarter and compares with revenues of $1.8 million from this product for all of fiscal 2003. Activity levels and revenues from the Bo Gray casing running business reflect drilling activity levels; the average rig count in Bo Gray’s operational area in the first quarter was 162 compared to 115 in the comparable quarter last year.

Revenues from well control activities are highly seasonal and relate principally to the operation of Tesco’s At-Floor Snubbing Units during the winter drilling season in Canada.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Quarters ended March 31	2004	2003	2002
$000
Portable Top Drives
— unit sales	10,456	7,397	9,993
— parts sales and service	3,891	4,507	2,877
Other	374	1,134	402

Total third party	14,721	13,038	13,273
Internal sales	5,252	17,403	2,425

Total revenues	19,973	30,441	15,698

A total of seven portable top drive units were delivered to customers in the quarter. Unit sales revenue for the quarter includes gross proceeds from the sale and delivery of six of these units and installment revenues from the delivery of one unit sold on deferred payment terms. Installment revenues are also included in respect of two units delivered in prior quarters on deferred payment terms. All of the units delivered in the quarter were new, electric models, resulting in an average price for each unit of $1.6 million. This compares with an average price for the six units delivered in Q1 2003 of $1.2 million. The units delivered in Q1 2003 included three hydraulic units with lower sales prices.

Revenues from parts sales and service were adversely affected by the fact that the top drive unit sales for the quarter occurred towards the end of the period. Typically, substantial after-sales revenues are generated on the completion of a unit sale as the customer commissions the unit.

Gross Profit

Gross margins for Wellsite Services operations were positively impacted by a positive margin contribution from Casing Drilling™ activities in the quarter. This improvement was offset by aggressive pricing to sell top drive units to reduce inventory levels. Lower than expected manufacturing activity levels also resulted in under-absorption of overhead costs leading to reduced manufacturing margins.

Product Development Expense

Product development expense for the quarter was $1.1 million, $1.7 million less than the comparable quarter. The Corporation continues to focus its development expenditures on casing-related projects that have short term commercial application.

Selling, General & Administrative Expense

Selling, general and administrative expenses for the quarter were 17% of revenues compared to 21% in the first quarter of 2003 and 22% for the immediately preceding quarter. Management has taken steps during the quarter to enhance the Corporation’s sales and marketing capabilities, including increasing its sales force. Management expects the additional costs associated with this initiative will be offset by increased revenues in the second half of this year.

Depreciation and Amortization

Depreciation and amortization expense for the quarter is in line with management’s expectations. The expense for the first quarter of 2004 of $4.8 million is comparable to the expense for Q4 2003 of $4.7 million. The increase from the comparable quarter in 2003 expense of $3.7 million principally results from the acquisition of the Calgary machining facility in the middle of 2003 and the addition of casing drilling and running equipment over the last twelve months.

Financial (Income) Expense

Quarters ended March 31	2004	2003	2002
$000
Interest income	(198)	(199)	(687)
Interest expense	1,386	1,340	1,392

Net interest expense	1,188	1,141	705
Stock based compensation	653	—	—
Foreign exchange (gain) loss	211	1,134	236
Other financial items	81	58	(120)

	2,133	2,333	821

There were no material changes in the liabilities or assets giving rise to the Corporation’s net interest expense for the quarter as compared with the immediately preceding quarter. The Corporation adopted a policy of recognizing an expense for employee stock options in 2003. The implementation of this policy requires the recognition of this expense only for options granted in 2003 and forward; there was no expense recorded in the first quarter of 2003 as no options were granted in this period. The exchange rate between the US and Canadian dollars was relatively stable during the first quarter of 2004 compared to the significant devaluation in the US dollar that occurred in Q1 2003.

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

ACCOUNTING FOR STOCK OPTIONS

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

TECHNOLOGY AND DEVELOPMENT COSTS

The Corporation capitalizes certain product development costs based on management’s estimates of the ability of the Corporation to recover these costs from future profits expected from the product. In the event that management’s initial estimates of the commercial viability of a product are incorrect, capitalized costs must be written off. At March 31, 2004, the Corporation’s net book value of capitalized technology and development costs was $8.1 million, of which $7.4 million relates to Tesco’s Casing Drilling™ technology.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any actual or pending changes that will affect the Corporation’s 2004 financial statements.

Liquidity and Capital Resources

The Corporation’s net debt at March 31, 2004 was $19.8 million, an increase of $4.7 million from December 31, 2003. Most of this increase is attributable to the payment, in January, of the deferred purchase price payment to the vendors of Bo Gray of US$2.5 million (Canadian $3.3 million). Management expects the Corporation will generate cash from operating activities in excess of its capital expenditure requirements for the rest of the year.

The Corporation is in compliance with all covenants relating to its issue of Senior Notes at March 31, 2004, except that, as a result of losses incurred in 2003, the Corporation was in breach of the financial covenant that requires the Corporation to maintain a specified level of earnings coverage of its fixed charges, computed based on cumulative totals of earnings and fixed charges for six preceding quarters. The Corporation’s compliance with all other financial covenants continues to exceed the requirements by a substantial margin. Management has initiated discussions with its lenders to obtain relief for this non-compliance. Based on these discussions, management does not expect to be required to retire this debt obligation prior to its scheduled maturity date of October 15, 2004.

Financial Instruments and Contractual Commitments

There have been no material changes that would affect the Corporation’s disclosures relating to financial instruments and contractual commitments made in its most recent annual Management Discussion and Analysis.

Outlook

Tesco expects continued industry strength to result in increased demand for the Corporation’s core top drive product and service. This outlook is based on forecasts of drilling activity levels for 2004 by industry analysts. Industry acceptance of Tesco’s new products and services, particularly the recently introduced casing drive system and casing running process, supports management’s view that these products will be the principal growth drivers for the business as these new markets are developed. Management intends to duplicate the successful top drive business model with this product, offering it both on a rental and sales basis to the industry.

Tesco has entered into a letter of intent with Drillmar Inc. of Houston, Texas to sell its three Genesis Casing Drilling™ rigs. Tesco made the decision to build and operate these rigs as a method of developing and showcasing its Casing Drilling™ tools and technology and is of the view that this objective has now been achieved. The sale of these rigs will allow the Corporation to focus on the development of its Casing Drilling™ business through the provision of specialized downhole tools, consumable accessories and related services. Conditions of the letter of intent include the entering into by the parties of a mutually acceptable, definitive agreement of purchase and sale and the acquisition of financing by the purchaser. On closing of the sale, Tesco will receive a cash payment of approximately US$23 million and an equity interest valued at approximately US$4 million in a newly formed private drilling company that would specifically pursue opportunities to exploit oil and gas reservoirs with characteristics favorable to Casing Drilling™.

Consolidated Balance Sheets

At March 31, 2004 and December 31, 2003
(Thousands of Canadian Dollars)
Unaudited

		March 31,	December 31,
	Notes	2004	2003
ASSETS
Current assets
Cash and short term deposits		$48,225	$52,075
Accounts receivable		51,452	41,817
Income taxes recoverable		2,762	1,641
Inventories		34,363	38,791
Future income taxes		6,502	6,779

		143,304	141,103
Property, plant and equipment		141,046	145,030
Property held for resale		8,437	8,437
Investment		7,830	7,830
Goodwill		7,504	7,504
Intangible and other assets		15,555	15,191

		$323,676	$325,095

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$31,041	$34,013
Current portion of long term debt		64,333	63,448

		95,374	97,461
Long term debt	4	3,635	3,770
Future income taxes		2,346	2,346

		101,355	103,577

Contingency	6
SHAREHOLDERS’ EQUITY
Share capital	3	155,307	155,237
Contributed surplus		2,364	1,711
Retained earnings		64,650	64,570

		222,321	221,518

		$323,676	$325,095

Consolidated Statements of Income and Retained Earnings

Three months ended March 31, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

		Three Months	Three Months
	Notes	2004	2003
			(restated)
REVENUES
Sales		$48,795	$46,769
Cost of sales		32,147	28,561

Gross profit		16,648	18,208

EXPENSES
Product development		1,115	2,849
Selling, general and administration		8,128	9,592
Depreciation and amortization		4,815	3,692
Stock compensation expense		653	—
Financial expense	2	1,480	2,333

		16,191	18,466

Earnings (loss) before income taxes		457	(258)

Income taxes
Current		100	—
Future		277	(64)

		377	(64)

Net earnings (loss) for the period		80	(194)
Retained earnings, beginning of period		64,570	88,948

Retained earnings, end of period		$64,650	$88,754

Earnings (loss) per share:
Basic		$0.00	$(0.01)
Diluted		$0.00	$(0.01)
Weighted average number of shares:
Basic		34,712,797	34,367,807
Diluted		34,811,489	34,807,003

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

		Three Months	Three Months
	Notes	2004	2003
			(restated)
OPERATING ACTIVITIES
Net earnings (loss) for the period		$80	$(194)
Adjusted for items not involving funds-
Stock compensation expense		653	—
Future income taxes		277	(64)
Depreciation and amortization		4,815	3,692
Amortization of financial items		22	27
Loss on disposal of capital assets		196	—
Unrealized losses (gains) on exchange		210	(2,155)

		6,253	1,306
Changes in non-cash balances affecting operations	5	(5,966)	(18,745)

		287	(17,439)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(1,041)	(7,416)
Proceeds on sale of property, plant and equipment		308	1,080
Purchase of Bo Gray assets		—	(49)
Intangible and other assets:
— payments		(579)	(1,155)

		(1,312)	(7,540)
Decrease in accounts payable from:
Additions to property, plant and equipment		—	(524)
Purchase of Bo Gray assets		(3,334)	—

		(4,646)	(8,064)

FINANCING ACTIVITIES
Repayments on long term debt		(220)	—
Issue of share capital		70	1,507

		(150)	1,507

Effect of foreign exchange gains (losses) on cash balances		659	(2,056)

Decrease in cash and cash equivalents		(3,850)	(26,052)
Net Cash and Cash Equivalents, beginning of period		52,075	58,687

Net Cash and Cash Equivalents, end of period		$48,225	$32,635

Cash is comprised of:
Bank balances		$29,176	$11,176
Money Market Instruments		19,049	21,459

		$48,225	$32,635

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

1.	ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2003.

2.	FINANCIAL (INCOME) EXPENSE

Three months	2004	2003
Interest income	$(198)	$(199)
Interest expense	1,386	1,340
Foreign exchange loss	211	1,134
Other financial items	81	58

	$1,480	$2,333

3.	SHARE CAPITAL

	Three months		Three months
	2004		2003
Issued common shares:	# of shares	$	# of shares	$
Balance, January 1	34,706,130	155,237	34,342,796	151,826
Issued for cash on exercise of options	10,000	70	148,167	1,507

Balance, March 31	34,716,130	155,307	34,490,963	153,333

Stock options:

The Corporation recognizes a compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the three months ended March 31, 2004 and 2003 are:

Three months	2004		2003
		Average		Average
	# of options	exercise price	# of options	exercise price
Balance, January 1	2,097,700	$14.88	2,038,202	$14.30
Granted	—	$—	100,000	$14.40
Exercised	(10,000)	$7.00	(148,167)	$10.17
Expired	(3,350)	$17.90	(12,450)	$17.67

Balance, March 31	2,084,350	$14.91	1,977,585	$14.60

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option-pricing model, are:

			Time to	Risk free		Fair value
Date of grant	Options granted	Exercise price	exercise (years)	interest rate	Volatility	($000)
Mar 14/02	525,000	$19.35	4	4.83%	71%	5,700
Mar 26/03	100,000	$14.40	4	4.47%	58%	707
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
Aug 8/03	10,000	$12.90	4	3.82%	56%	60

The Corporation has not recognized any compensation expense for options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to decrease income for the three months by $201 (2003: Increase the loss by $487).

4.	LONG TERM DEBT

Components of long term debt are:

	March 31,	December 31,
	2004	2003
U.S. $46,500 unsecured Senior Notes due on October 15, 2004. These notes bear interest at 7.59% payable semi-annually.	$60,887	$60,024
U.S. $3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of U.S. $58, and is secured by machinery and equipment with a net book value of Canadian $4,906.	4,375	4,492
U.S. $2,125 demand mortgage payable, bears interest at 4.25%, is repayable in monthly installments of U.S. $16, and is secured by specific land and buildings.	2,706	2,702

	67,968	67,218
Less: current portion due within one year	64,333	63,448

	$3,635	$3,770

5.	SUPPLEMENTARY CASH FLOW INFORMATION

a)	Components of changes in non-cash balances affecting operations are:

Three months	2004	2003
(Increase) in accounts receivable	(9,635)	$(9,109)
(Increase) in income taxes recoverable	(1,121)	(978)
Decrease (increase) in inventories	4,428	(11,824)
Increase in accounts payable and accrued liabilities	362	3,166

	$(5,966)	$(18,745)

b)	Cash payments in respect of:

Three months	2004	2003
Interest	$2,362	$2,771
Income taxes	$1,221	$978

c)	Cash receipts in respect of:

Three months	2004	2003
Interest	$162	$339
Income taxes	$—	$—

6.	CONTINGENCY

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal tax year filings. These assessments are subject to interest, penalties and adjustment for inflation in the event they become payable. Management’s estimate of the Corporation’s total exposure in respect of these reassessments is approximately $17.7 million. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect but expects that a final determination of the matter by the Mexican tax courts will not be achieved until mid-2005 at the earliest.

Segment Information

Three months ended March 31, 2004 and 2003
(Thousands of Canadian Dollars)
Unaudited

Three months to:	March 31, 2004				March 31, 2003
Operations:	Revenues		Depreciation and	Earnings before	Revenues		Depreciation and	Earnings before
	Internal	Third party	amortization	taxes	Internal	Third party	amortization	taxes
Products	5,252	14,722	600	(1,283)	17,403	13,038	258	2,027
Services	325	34,073	3,710	7,472	2,407	33,731	2,151	5,748

	5,577	48,795	4,310	6,189	19,810	46,769	2,409	7,775

Intersegment eliminations			(153)	414			—	273
Product development expense			172	(1,287)			209	(2,849)
Corporate items			486	(4,859)			440	(5,457)

			4,815	457			3,058	(258)

Geographic:				Revenues				Revenues
Canada				8,187				9,503
United States				19,592				17,478
Mexico				2,547				11,576
South America				2,440				2,258
South East Asia				11,100				2,712
Europe, Africa and Middle East				4,929				3,242

				48,795				46,769